February 12, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-228583

Ladies and Gentlemen:

This letter sets forth responses to the additional oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on February 12, 2019, pertaining to the response letter with changes, filed on February 11, 2019, related to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on November 28, 2018, in connection with the acquisition of the assets of American Beacon SGA Global Growth Fund, a series of American Beacon Funds, by and in exchange for shares of Virtus SGA Global Growth Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is the comment and the Trust’s response thereto.

Comment:

On the last changed page, the language stating that the persons named as proxies may vote on adjournment of the meeting should either be removed or be added as a proposed voting item to the proxy card.

Response: The language has been removed so the paragraph reads as follows:
“If shareholders of AB SGA Fund do not vote to approve the Plan, the Trustees of the Selling Trust will consider other possible courses of action in the best interests of AB SGA Fund and its shareholders. If sufficient votes to approve the Plan are not received, the chairperson of the Meeting may adjourn the Meeting to permit further solicitation of voting instructions if the chairperson determines that an adjournment and further solicitation is reasonable and in the interest of shareholders. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation.”

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EDGAR Operations Branch
February 12, 2019

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.

Jennifer Fromm, Esq.

Ann Flood

David C. Mahaffey, Esq.